

December 12, 2011

Via Facsimile
Steven A. Hartman
Senior Vice President and Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087

> **Re:** **Penn Virginia Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-13283**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

1.   We note your risk factors at page 11 beginning "Our business involves many operating risks…" and at page 13 beginning "We are subject to complex laws and regulations…" regarding your operational risks and regulatory risks, respectively. We also note your disclosure at page 4 regarding regulatory initiatives related to hydraulic fracturing, as well as your risk factor disclosure at page 41 in your quarterly report on Form 10-Q for

your quarter ended September 30, 2011 regarding the risks of federal and state legislation and regulatory initiatives related to hydraulic fracturing. We note, however, that your risk factors in your annual report do not disclose any specific operational risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. Please revise, if material, to addresses the operational and financial risks stemming from your hydraulic fracturing operations. Alternatively, advise us why additional disclosure is not warranted.

Properties, page 15

Oil and Gas Properties, page 15

2.   Please tell us how you have complied with Item 1207 of Regulation S-K.

3.   Please revise your disclosure to include the minimum remaining terms of leases and concessions, if material. See Item 1208(b) of Regulation S-K.

Proved Reserves, page 16

4.   Although you have disclosed proved undeveloped reserves it does not appear that you have complied with all of Item 1203 of Regulation S-K. For instance, although you state elsewhere in the document that you added proved undeveloped reserves by the drilling of 51 wells in Texas, you do not quantify the amount as required by paragraph (b) of Item 1203. In addition, you have not reported the amount of proved undeveloped reserves that you converted to proved developed in 2010 nor the capital that was spent to do so. Please revise your document to comply with paragraphs (a)(b)(c)(d) of Item 1203 of Regulation S-K.

Wells Drilled, page 18

5.   Please tell us how you have complied with Item 1206 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

6.   Please provide your analysis as to how you have complied with Item 1204 of Regulation S-K. For example, please tell us if any of your fields account for 15% or more of your total proved reserves.

Exhibits, Financial Statement Schedules, page 78

7.   We note your disclosure at page 23 relating to your fracturing services agreement with C&J Energy Services, Inc. Please provide your basis for not filing this agreement as an

exhibit to your annual report. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In that regard, we note your disclosure that as a result of the agreement, you have secured access to equipment and services necessary to complete the backlog of wells drilled, as well as wells to be drilled through the first half of 2011.

Exhibit 99.1

8.   Please obtain and file a revised third party report that discloses the proportion of your total reserves covered by the report. Please refer to Item 1202(a)(8)(iii) of Regulation S-K. In that regard, we note that the report states that the total proved reserves included in the evaluation represent 100 percent of the reported total proved reserves of Penn Virginia Oil & Gas Corporation, which we understand to be one of your subsidiaries.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director